March 1, 2010

BY EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: David L. Orlic

Re:	Stanley, Inc. (the “Registrant”)
Registration Statement on Form S-3
File No. 333-164231
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby request that the effective time of the above-referenced registration statement (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern time, on March 2, 2010, or as soon thereafter on such date as practicable.

In making this request, the undersigned Registrant acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,

Stanley, Inc.

By:	/s/ Philip O. Nolan
	Name:	Philip O. Nolan
	Title:	Chairman, President and Chief Executive Officer